Exhibit 99.3

For December 2015, FCA posted a 16.4% year-over-year increase in European sales, outperforming the industry average of 15.9%. For the full year, Group sales in Europe were up 13.6% (+9.2% for the industry) to more than 872,500 vehicles and market share increased to 6.1%. The Fiat 500 and Panda continued to dominate the A segment, with a combined 27.7% share. The Fiat 500L led the Small MPV segment with 83,300 units sold and a 22.5% share. The Fiat 500X ranked among the leaders in the Small SUV segment. The Jeep brand posted another record year, with worldwide sales reaching nearly 1.24 million units and European sales up 113% over the prior year.

FCA closed December 2015 with sales in Europe (EU28+EFTA) totaling more than 65,000 vehicles. This represented a 16.4% year-over-year increase (+15.9% for the industry). Share remained in line with the prior year at 5.6%.
For the full year, the Group’s European sales were up 13.6% to 872,500 vehicles (+9.2% for the industry) and share was 20 basis points higher at 6.1%.
FCA outperformed the industry in nearly all major markets, with 2015 sales increasing 18.3% in Italy, 7.0% in Germany, 13.9% in France and 29.5% in Spain.
These results reflected the strong performance of new models, including the Fiat 500X and Jeep Renegade that have both established themselves among the top ten in the European Small SUV segment. As leaders in their respective segments, the Fiat 500, 500L and Panda also made a strong contribution.

Fiat brand posted a 22.9% increase in December sales, with 48,500 vehicles sold and market share up 30 basis points to 4.2%. Brand sales were up 32.8% in Italy, 8.8% in Germany, 36.8% in France, 7.0% in the UK and 54.8% in Spain.
Full-year performance was also positive, with sales up 12.0% year-over-year to 656,700 vehicles and share 10 basis points higher at 4.6%. By major market, 2015 sales were up 16.9% in Italy, +3.9% in Germany, +19.0% in France and +28.6% in Spain.
Sales of the 500 reached nearly 182,000 units for the year and sales of the Panda were up 12.7% to more than 173,000 units. These two models ranked first and second in the A segment, with a combined share of more than 27.7%. The 500L also turned in a strong annual performance, with more than 83,300 units sold, and it was leader in the European Small MPV segment with a 22.5% share. The 500X ranked consistently in the top five in the Small SUV segment (first in Italy and, in December, Austria) and the model closed the year with December sales of more than 9,000 units and market share at 9.4%. The new Fiat Tipo got off to a strong start with more than 4,500 orders received in December and nearly 700 units sold.

Lancia/Chrysler posted December sales of more than 4,400 vehicles and a market share of 0.4%. In Italy, brand sales were up 17.2% and market share was 3.8%. The flagship Ypsilon closed the year on a high note, with December sales up 7.5% over the prior year.
For the full year, brand sales totaled nearly 61,700 vehicles, with sales increasing 1.6% in Italy, and European market share was 0.4%.

Alfa Romeo closed December with 4,300 vehicles sold and European market share at 0.4%. Results were particularly positive in Italy (+17.5% year-over-year), the UK (+13.7%) and Spain (+25.9%).
For the full year, sales totaled 56,800 units with European market share at 0.4%. The brand’s 2015 sales were up 7.7% in Italy and 19% in Austria and the Giulietta closed the year with European sales up 1.6% over 2014.

Jeep sales were up 12.4% in December to nearly 7,500 units, representing the brand’s 26th consecutive monthly increase in Europe.
For 2015, Jeep set another all-time annual record for worldwide sales, with nearly 1.24 million vehicles sold (1.17 million in 2014). The brand also posted its best ever annual performance in Europe, with sales up 113% to 88,200 units and market share doubling to 0.6%.
This result was driven by significant increases in Italy (+163.9%), Germany (42.6%), France (208.5%), the UK (+176.1%) and Spain (205.4%).

The Cherokee posted a 44.4% increase in full-year sales and Wrangler sales were 12.7% higher than the prior year. The most significant contribution, however, came from the Renegade, which closed its first full year with more than 54,800 units sold and nearly a 5% share of the Small SUV segment.

Maserati posted European sales of more than 6,100 vehicles, representing a 6.4% increase over full-year 2014.

London, 15 January 2016

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